                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)

                              CSS INDUSTRIES, INC.
                              --------------------
                                (Name of Issuer)

                          Common Stock, $.10 par value
                          -----------------------------
                         (Title of Class of Securities)

                                   125906 10 7
                                 --------------
                                 (CUSIP Number)

                                Alan Singer, Esq.
                           Morgan, Lewis & Bockius LLP
                               1701 Market Street
                           Philadelphia, PA 19103-2921
                                 (215) 963-5224
                                 ---------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 20, 2005
                                  ------------
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_]



                              (Page 1 of 12 Pages)

CUSIP NO. 125906 10 7                SCHEDULE 13D             PAGE 2 of 13 PAGES
          -----------

________________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                        Ellen B. Kurtzman
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]
________________________________________________________________________________
3    SEC USE ONLY
________________________________________________________________________________
4    SOURCE OF FUNDS     OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                       [_]
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION             United States of America
________________________________________________________________________________
  NUMBER       7    SOLE VOTING POWER                2,035,275 Shares
  OF
  SHARES       _________________________________________________________________
  BENEFIC-     8    SHARED VOTING POWER                270,900 Shares
  IALLY
  OWNED BY
  EACH         _________________________________________________________________
  REPORTING    9    SOLE DISPOSITIVE POWER           2,035,275 Shares
  PERSON
  WITH        _________________________________________________________________
               10   SHARED DISPOSITIVE POWER           270,900 Shares

________________________________________________________________________________
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON                 2,306,175 Shares
________________________________________________________________________________
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
               EXCLUDES CERTAIN SHARES*             [_]
________________________________________________________________________________
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               22.1%
________________________________________________________________________________
14             TYPE OF REPORTING PERSON*      IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 125906 10 7                SCHEDULE 13D             PAGE 3 of 13 PAGES
          -----------

________________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                        Delv, L.P.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]
________________________________________________________________________________
3    SEC USE ONLY
________________________________________________________________________________
4    SOURCE OF FUNDS     OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                       [_]
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION             Delaware
________________________________________________________________________________
  NUMBER       7    SOLE VOTING POWER                750,000 Shares
  OF
  SHARES       _________________________________________________________________
  BENEFIC-     8    SHARED VOTING POWER              0 Shares
  IALLY
  OWNED BY
  EACH         _________________________________________________________________
  REPORTING    9    SOLE DISPOSITIVE POWER           750,000 Shares
  PERSON
  WITH        _________________________________________________________________
               10   SHARED DISPOSITIVE POWER         0 Shares

________________________________________________________________________________
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON                 750,000 Shares
________________________________________________________________________________
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
               EXCLUDES CERTAIN SHARES*                               [_]
________________________________________________________________________________
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               7.2%
________________________________________________________________________________
14             TYPE OF REPORTING PERSON*      PN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 125906 10 7                SCHEDULE 13D             PAGE 4 of 13 PAGES
          -----------

________________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Trust FBO Ellen B. Kurtzman under the 2002 Farber Children's Trusts dated December 12, 2002
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A
     MEMBER OF A GROUP*                                          (a)  [_]
                                                                 (b)  [x]
________________________________________________________________________________
3    SEC USE ONLY
________________________________________________________________________________
4    SOURCE OF FUNDS     OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                       [_]
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION             United States of America
________________________________________________________________________________
  NUMBER       7    SOLE VOTING POWER                0 Shares
  OF
  SHARES       _________________________________________________________________
  BENEFIC-     8    SHARED VOTING POWER              750,000 Shares
  IALLY
  OWNED BY
  EACH         _________________________________________________________________
  REPORTING    9    SOLE DISPOSITIVE POWER           0 Shares
  PERSON
  WITH        _________________________________________________________________
               10   SHARED DISPOSITIVE POWER         750,000 Shares

________________________________________________________________________________
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON                 750,000 Shares
________________________________________________________________________________
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
               EXCLUDES CERTAIN SHARES*                               [_]
________________________________________________________________________________
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               7.2%
________________________________________________________________________________
14             TYPE OF REPORTING PERSON*      OO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 125906 10 7                SCHEDULE 13D             PAGE 5 of 13 PAGES
          -----------

________________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
         Trust FBO David M. Farber under the 2002 Farber Children's Trusts dated December 12, 2002
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A
     MEMBER OF A GROUP*                                          (a)  [_]
                                                                 (b)  [x]
________________________________________________________________________________
3    SEC USE ONLY
________________________________________________________________________________
4    SOURCE OF FUNDS     OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                       [_]
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION             United States of America
________________________________________________________________________________
  NUMBER       7    SOLE VOTING POWER                0 Shares
  OF
  SHARES       _________________________________________________________________
  BENEFIC-     8    SHARED VOTING POWER              750,000 Shares
  IALLY
  OWNED BY
  EACH         _________________________________________________________________
  REPORTING    9    SOLE DISPOSITIVE POWER           0 Shares
  PERSON
  WITH        _________________________________________________________________
               10   SHARED DISPOSITIVE POWER         750,000 Shares

________________________________________________________________________________
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON                 750,000 Shares
________________________________________________________________________________
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
               EXCLUDES CERTAIN SHARES*                               [_]
________________________________________________________________________________
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               7.2%
________________________________________________________________________________
14             TYPE OF REPORTING PERSON*      OO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 125906 10 7                SCHEDULE 13D             PAGE 6 of 13 PAGES
          -----------

________________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
         The Jack Farber 2003 Irrevocable Trust dated December 15, 2003
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A
     MEMBER OF A GROUP*                                          (a)  [_]
                                                                 (b)  [x]
________________________________________________________________________________
3    SEC USE ONLY
________________________________________________________________________________
4    SOURCE OF FUNDS     OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                       [_]
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION             United States of America
________________________________________________________________________________
  NUMBER       7    SOLE VOTING POWER                665,151 Shares
  OF
  SHARES       _________________________________________________________________
  BENEFIC-     8    SHARED VOTING POWER              0 Shares
  IALLY
  OWNED BY
  EACH         _________________________________________________________________
  REPORTING    9    SOLE DISPOSITIVE POWER           665,151 Shares
  PERSON
  WITH        _________________________________________________________________
               10   SHARED DISPOSITIVE POWER         0 Shares

________________________________________________________________________________
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON                 665,151 Shares
________________________________________________________________________________
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
               EXCLUDES CERTAIN SHARES*                               [_]
________________________________________________________________________________
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               6.4%
________________________________________________________________________________
14             TYPE OF REPORTING PERSON*      OO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 125906 10 7                SCHEDULE 13D             PAGE 7 of 13 PAGES
          -----------

________________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
         The Vivian Farber 2003 Irrevocable Trust dated December 15, 2003
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A
     MEMBER OF A GROUP*                                          (a)  [_]
                                                                 (b)  [x]
________________________________________________________________________________
3    SEC USE ONLY
________________________________________________________________________________
4    SOURCE OF FUNDS     OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                       [_]
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION             United States of America
________________________________________________________________________________
  NUMBER       7    SOLE VOTING POWER                351,042 Shares
  OF
  SHARES       _________________________________________________________________
  BENEFIC-     8    SHARED VOTING POWER              0 Shares
  IALLY
  OWNED BY
  EACH         _________________________________________________________________
  REPORTING    9    SOLE DISPOSITIVE POWER           351,042 Shares
  PERSON
  WITH        _________________________________________________________________
               10   SHARED DISPOSITIVE POWER         0 Shares

________________________________________________________________________________
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON                 351,042 Shares
________________________________________________________________________________
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
               EXCLUDES CERTAIN SHARES*                               [_]
________________________________________________________________________________
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               3.4%
________________________________________________________________________________
14             TYPE OF REPORTING PERSON*      OO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 125906 10 7                SCHEDULE 13D             PAGE 8 of 13 PAGES
          -----------


         This Amendment No. 5 amends the Schedule 13D, as previously amended, filed by Ellen B. Kurtzman, Delv, L.P. (the "Partnership"), Trust FBO Ellen B. Kurtzman under The 2002 Farber Children's Trusts dated December 12, 2002 (the "EBK Trust"), Trust FBO David M. Farber under The 2002 Farber Children's Trusts dated December 12, 2002 (the "DMF Trust," and together with the EBK Trust, the "Children's Trusts"), The Jack Farber 2003 Irrevocable Trust dated December 15, 2003 (the "Jack Farber Trust") and The Vivian Farber 2003 Irrevocable Trust dated December 15, 2003 (the "Vivian Farber Trust") with respect to the common stock, par value $.10 per share ("Common Stock") of CSS Industries, Inc., a Delaware corporation ("CSS").

Item 5.  Interest in Securities of the Issuer
-------

         Ellen B. Kurtzman may be deemed to beneficially own 2,306,175 shares of Common Stock (22.1 percent of the issued and outstanding Common Stock of CSS, based upon information provided by the CSS in its annual report on Form 10-K for the fiscal year ended March 31, 2005 indicating that 10,432,047 shares of Common Stock were issued and outstanding on May 25, 2005). Of that amount, she has sole voting and investment power with regard to 2,035,275 shares and shared voting and investment power with regard to 270,900 shares. The shares as to which Ellen
B. Kurtzman has sole voting and investment power are as follows:

               o 83,667 shares of Common Stock owned directly.

               o 136,776 shares of Common Stock held by the Farber Family
                 Charitable Lead Annuity Trust (the "Farber Charitable Trust"), of which Ellen B. Kurtzman is the sole trustee.

               o 750,000 shares of Common Stock (7.2 percent of the issued and outstanding Common Stock of CSS) owned by the Partnership. Ellen B. Kurtzman exercises voting and investment power over these shares through Delv, Inc. (the "General Partner"), a Delaware corporation and general partner of the Partnership, which has the sole voting and investment power with regard to the shares of Common Stock owned by the Partnership. One-half of the outstanding common stock of the General Partner is held by each of the Children's Trusts, for which Ellen B. Kurtzman serves as sole trustee. As a result, the Children's Trusts may be deemed to have shared voting and investment power with regard to the 750,000 shares held by the Partnership. Ellen B. Kurtzman also is the sole director of the General Partner and serves as the President, Secretary and Treasurer of the General Partner. In that capacity, Ellen B. Kurtzman has the power to act on behalf of the General Partner to vote and dispose of shares held by the Partnership. The General Partner holds a 0.1 percent interest in the Partnership, and the remaining 99.9 percent interest in the Partnership is owned by the 2003 Farber Family Trust (the "2003 Trust"), of which Ellen B. Kurtzman is the sole trustee. Because the limited partners of the Partnership, in their capacity as limited partners, do not have

CUSIP NO. 125906 10 7                SCHEDULE 13D             PAGE 9 of 13 PAGES
          -----------

                 power to vote or dispose of the shares of Common Stock held by the Partnership, the 2003 Trust is not deemed to have voting or investment power with respect to the Common Stock held by the Partnership. The 2003 Trust does not otherwise have voting or investment power with respect to any shares of Common Stock.

               o 665,151 shares (6.4 percent of the issued and outstanding stock of CSS) held by the Jack Farber Trust, of which Ellen B. Kurtzman is the sole trustee and Jack Farber is the sole beneficiary.

               o 351,042 shares held by the Vivian Farber Trust, of which Ellen
                 B. Kurtzman is the sole trustee and Vivian Farber is the sole beneficiary.

         Ellen B. Kurtzman may also be deemed to have sole voting and investment power with respect to 48,639 shares held by the Farber Family Foundation, Inc., a charitable foundation (the "Farber Family Foundation"). As a matter of policy, the Farber Family Foundation does not vote the shares of Common Stock that it owns. Ellen B. Kurtzman disclaims any beneficial ownership in the shares held by the Farber Family Foundation.

         In addition, Ellen B. Kurtzman shares voting and investment power with respect to the following shares of common stock:

               o 83,475 shares of Common Stock owned by trusts for the benefit of two of her children, for which she serves as co-trustee with her mother.

               o 89,714 shares of Common Stock owned by two trusts, one for the benefit of her son and one for the benefit of her nephew, for which she serves as co-trustee with her brother.

         Ellen B. Kurtzman may also be deemed to share voting and investment power with regard to 97,711 shares owned by the Farber Family Foundation. Ellen
B. Kurtzman, Jack Farber, her father, Vivian Farber, her mother and David M Farber, her brother, are members, officers and directors of the Farber Family Foundation. As noted above, as a matter of policy, the Farber Family Foundation does not vote the shares of Common Stock that it owns. Ellen B. Kurtzman disclaims any beneficial ownership in the shares held by the Farber Family Foundation. Additional information relating to Jack Farber, Vivian Farber and David M. Farber is set forth in Appendix A to this schedule.

         On May 20, 2005, the Jack Farber Trust contributed 100,000 shares of Common Stock to Jack Farber.

CUSIP NO. 125906 10 7                SCHEDULE 13D            PAGE 10 of 13 PAGES
          -----------


         In addition, subsequent to the filing date of Amendment No. 4 to the
Schedule 13D, the Farber Family Foundation sold an aggregate of 60,000 shares of Common Stock as follows:

                                         NUMBER                   PRICE
         DATE OF SALE                  OF SHARES               PER SHARE ($)
         ------------                  ---------               -------------
         April 4, 2005                      200                   34.21
         April 4, 2005                      300                   34.48
         April 4, 2005                    1,600                   34.43
         April 4, 2005                    2,500                   34.44
         April 4, 2005                      400                   34.50
         April 12, 2005                   2,000                   34.85
         April 12, 2005                     600                   35.04
         April 13, 2005                   1,500                   35.03
         April 13, 2005                     100                   35.10
         April 14, 2005                     800                   34.50
         April 18, 2005                   5,000                   33.70
         April 25, 2005                     200                   34.00
         April 26, 2005                     700                   33.90
         April 26, 2005                   1,500                   33.61
         April 27, 2005                     600                   32.73
         April 27, 2005                     400                   32.66
         April 27, 2005                     100                   32.78
         April 27, 2005                     700                   32.75
         April 27, 2005                     800                   32.91
         May 2, 2005                      1,700                   31.93
         May 2, 2005                        300                   32.11
         May 2, 2005                        300                   32.14
         May 3, 2005                      1,900                   31.99
         May 3, 2005                        400                   32.00
         May 3, 2005                        400                   32.03
         May 9, 2005                        200                   31.82
         May 9, 2005                        500                   31.83
         May 9, 2005                        500                   31.90
         May 11, 2005                     1,000                   31.01
         May 11, 2005                       800                   31.06
         May 11, 2005                     1,000                   31.21
         May 11, 2005                       500                   31.30
         May 11, 2005                       500                   31.34
         May 16, 2005                     1,000                   30.02
         May 16, 2005                     1,400                   30.05
         May 16, 2005                       300                   30.03
         May 16, 2005                     1,000                   30.11
         May 18, 2005                     1,000                   30.00
         May 18, 2005                       300                   30.01
         May 23, 2005                     4,000                   30.65
         May 23, 2005                       500                   30.69

CUSIP NO. 125906 10 7                SCHEDULE 13D            PAGE 11 of 13 PAGES
          -----------


                                        NUMBER                   PRICE
        DATE OF SALE                  OF SHARES               PER SHARE ($)
         ------------                 ---------               -------------
         May 23, 2005                       500                   30.70
         May 31, 2005                     3,000                   30.85
         May 31, 2005                     1,000                   30.88
         May 31, 2005                     1,000                   31.00
         June 6, 2005                     2,000                   31.50
         June 6, 2005                     1,000                   31.60
         June 7, 2005                       500                   31.82
         June 7, 2005                       100                   31.95
         June 7, 2006                       400                   31.91
         June 8, 2005                       700                   31.71
         June 8, 2005                       100                   31.74
         June 8, 2005                       200                   31.80
         June 13, 2005                    1,200                   31.30
         June 13, 2005                      800                   31.34
         June 13, 2005                    2,000                   31.35
         June 13, 2005                    1,000                   31.59
         June 20, 2005                      100                   32.21
         June 20, 2005                     4900                   32.20


         The sales by the Farber Family Foundation listed in the table above were effected in the public trading markets pursuant to a plan intended to comply with Rule 10b5-1(c) under the Securities Exchange Act.

CUSIP NO. 125906 10 7                SCHEDULE 13D            PAGE 12 of 13 PAGES
          -----------


                                    SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                          /s/ Ellen B. Kurtzman
                                          --------------------------------------
                                          Ellen B. Kurtzman


                                          DELV, L.P.

                                          By: DELV, INC., its General Partner

                                              By: /s/ Ellen B. Kurtzman
                                                  ------------------------------
                                                  Ellen B. Kurtzman, President


                                          TRUST FBO ELLEN B. KURTZMAN
                                          UNDER THE 2002 FARBER CHILDREN'S
                                          TRUSTS DATED DECEMBER 12, 2002

                                          By: /s/ Ellen B. Kurtzman
                                             -----------------------------------
                                              Ellen B. Kurtzman, Trustee


                                          TRUST FBO DAVID M. FARBER UNDER
                                          THE 2002 FARBER CHILDREN'S TRUSTS
                                          DATED DECEMBER 12, 2002

                                          By: /s/ Ellen B. Kurtzman
                                             -----------------------------------
                                              Ellen B. Kurtzman, Trustee


                                          THE JACK FARBER 2003 IRREVOCABLE
                                          TRUST DATED DECEMBER 15, 2003

                                          By: /s/ Ellen B. Kurtzman
                                             -----------------------------------
                                              Ellen B. Kurtzman, Trustee


                                          THE VIVIAN FARBER 2003 IRREVOCABLE
                                          TRUST DATED DECEMBER 15, 2003

                                          By: /s/ Ellen B. Kurtzman
                                             -----------------------------------
                                              Ellen B. Kurtzman, Trustee

Date: June 23, 2005

CUSIP NO. 125906 10 7                SCHEDULE 13D            PAGE 13 of 13 PAGES
          -----------

                                                        APPENDIX A

                                                                                Present principal occupation or
                                                                                  employment and name, principal
                                                                                   business and address of any
                                                                              corporation or other organization in
                 Name                            Address                        which such employment is conducted
     -----------------------------     -----------------------------     -----------------------------------------------
     Jack Farber                       CSS Industries, Inc.              Chairman of the Board of Directors, CSS
                                       1845 Walnut Street                Industries, Inc. (the issuer - a manufacturer
                                       Philadelphia, PA 19103            and seller of seasonal and social expression
                                                                         products), 1845 Walnut Street, Philadelphia,
                                                                         PA 19103


     Vivian Farber                     3056 Miro Drive North             Private investor
                                       Palm Beach Gardens, FL 33410


     David M. Farber                   Marshall Auto Sales               President, Marshall Auto Sales (an automobile
                                       6050 Old York Road                dealer), 6050 Old York Road, Philadelphia, PA
                                       Philadelphia, PA 19141            19141

During the last five years, none of the persons listed above have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the persons listed above was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandatory activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

All of the persons listed above are United States citizens.